CastleOak Securities

STATEMENT OF FINANCIAL CONDITION

CastleOak Securities, L.P.
December 31, 2018
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito	212-829-4788
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02).

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2018, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip J. Ippolito
Chief Financial Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6084353
Qualified in New York County
Commission Expires June 16, 2019

This report contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Management of CastleOak Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2019

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2018

(In Thousands)

Assets

Cash and cash equivalents	$	1,489
Cash segregated under federal and other regulations		50
Receivables from broker-dealers and clearing brokers		3,525
Receivables from related broker-dealer		3,330
Forgivable loans and receivables from employees, net		1,246
Other assets		200
Total assets	$	9,840

Liabilities, Subordinated Borrowings and Partners' Capital

Accounts payable and accrued liabilities	$	1,269
Accrued compensation		237
Payables to related parties		134
Total liabilities		1,640
Commitments and contingencies (Note 6)		
Subordinated borrowings		5,000
Partners' capital		
General partner		1,758
Limited partner		1,442
Total partners' capital		3,200
Total liabilities, subordinated borrowings and partners' capital	$	9,840

See notes to statement of financial condition

CastleOak Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2018

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities Exchange Commission ("SEC"). The Partnership is owned by CastleOak Management, LLC (55.7%), the managing general partner, and CastleOak Management Holdings, LLC ("COMH" – 44.3%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

Investment Banking

Investment banking includes underwriting public and private offerings of equity/equity-linked and debt securities in connection with mergers and acquisitions, restructurings and other transactions. Generally, the Partnership's underwriting transactions represent a single performance obligation which is the sale of the customer's securities. Revenue from these activities is recognized at a point in time on the trade-date because the Partnership has a present right to payment for the service performed and the customer has a right to the net cash.

1. General and Summary of Significant Accounting Policies (continued)

As a practical expedient, costs associated with investment banking are expensed as incurred because contract terms are generally less than one year. Any cost reimbursements are recognized as revenue when the costs are incurred and the reimbursements are due from the customer.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity, or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis.

Commissions

Commissions revenue is derived from securities and commodities, whereby the Partnership connects buyers and sellers in the OTC and exchange markets. These transactions result from the provision of service related to executing transactions for clients. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the service and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date, when payment is received.

Other revenue

Other revenue is derived primarily from providing clients access to a web-based portal in order to purchase and sell money market funds. The Partnership earns a percentage of the average daily assets invested per client on the portal, which is managed by a third party. The revenue is recognized at a point in time when the average daily asset balance is received by the Partnership after the client has commenced trading. The Partnership records a receivable between the trade-date and when payment is received.

Cash and cash equivalents

The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations are segregated for the protection of customers.

1. General and Summary of Significant Accounting Policies (continued)

Receivables from Broker-Dealers and Clearing Brokers

Receivables from broker-dealers and clearing brokers represents fees receivable from investment banking activities and other receivables and margin from unaffiliated clearing brokers.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer represents clearing deposits held at Cantor Fitzgerald & Co. ("CF&Co"), a registered broker-dealer with the SEC, and subsidiary of CFLP.

Forgivable Loans and Receivables from Employees, net

The Partnership has entered into various agreements with certain of its employees whereby these individuals receive forgivable loans. These employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the service period, which is generally two or three years.

Income Taxes

Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP ASC Topic 740, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss.

1. General and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May, 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606),* which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. The ASU replaced certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09, was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with - Customers-Deferral of Effective Date,* which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),* which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The Partnership has adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact impact on the Partnership's statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases,* to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements,* which provides an additional (and optional) transition method to adopt the new leases standard. ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors,* to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted. The Partnership has adopted the standards on their required effective date and is using

CastleOak Securities, L.P.

Notes to Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

the effective date as the date of initial application. As a result, pursuant to this transition method, financial information was not updated and the disclosures required under the new leases standards were not provided for dates and periods before January 1, 2019. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

2. Receivable from Broker-Dealers and Clearing Brokers

At December 31, 2018, Receivables from broker-dealers and clearing brokers consisted of the following:

	December 31, 2018
Receivables from clearing brokers	$ 2,962
Receivables from broker-dealers	563
	$ 3,525

Receivables from broker-dealers represents fees receivable from investment banking activities. Receivables from clearing brokers represents other receivables and margin from unaffiliated clearing brokers.

3. Related Party Transactions

CF&Co provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&Co charges fees on a per-ticket basis, dependent upon the product traded.

CFLP provides the Partnership with administrative services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, and legal services. For the year ended December 31, 2018, the Partnership was charged by affiliates for such services for which the unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has a subordinated borrowing with an affiliate. See Note 8 – Subordinated Borrowings for further detail related to this transaction.

4. Income Taxes

As of December 31, 2018, the Partnership recorded a deferred tax asset of approximately $11, which is primarily related to net operating losses. The Partnership had an effective tax rate of 1.2%, which is different from the NYC UBT statutory rate of 4.0% due primarily to business income allocated outside of NYC.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2018. As of December 31, 2018, the Partnership did not accrue any interest or penalties. The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2015 in all jurisdictions.

5. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $250 or 6 2/3% of aggregate indebtedness. At December 31, 2018, the Partnership had net capital of $6,289 which was $6,039 in excess of its required net capital. The Partnership segregated cash of $50 into a special reserve account for the exclusive benefit of customers as of December 31, 2018.

6. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

6. Commitments and Contingent Liabilities (continued)

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters. Management believes that, based on currently available information, the final outcome of current pending matters will not have a material adverse effect on the Partnership taken as a whole.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments

Leases – The Partnership is obligated for minimum rental payments under leases, for office spaces, expiring in 2020. As of December 31, 2018, the minimum lease payments under this arrangement are as follows:

Years Ending December 31,	Minimum Lease Payment
2019	$ 71
2020	46
Total	$ 117

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

7. Counterparty Credit Risk

Market Risk – In the normal course of business, the Partnership enters into transactions to purchase and sell securities. Market risk is the potential loss the Partnership may incur as a result of changes in the price of a particular financial instrument. All financial instruments are subject to market risk. The Partnership manages market risk by setting and monitoring adherence to risk limits.

Credit Risk – As a securities broker and dealer, the Partnership is engaged in various trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Partnership's transactions are executed with and on behalf of institutional investors including broker–dealers, banks, insurance companies, pension plans, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Partnership uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Partnership. These counterparties are subsequently reviewed on a periodic basis.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

8. Subordinated Borrowings

The Partnership has a subordinated revolving line of credit of up to $5,000 with CF&Co which is used to facilitate investment banking transactions. At December 31, 2018, $5,000 of subordinated borrowings were outstanding. The interest rate on this line of credit is 10%. The scheduled maturity date on the borrowing is July 12, 2020. For the year ended December 31, 2018, the Partnership was charged for usage fees for which the unpaid balances are included in Payables to related parties on the Partnership's statement of financial condition.

8. Subordinated Borrowings (continued)

The Partnership also has a subordinated revolving line of credit of up to $3,000 with Pershing LLC. The current rates of interest are alternative base rate ("ABR"), plus 5% and 1.25% on outstanding and non-outstanding balances, respectively. The ABR is a fluctuating rate of interest per annum equal to the higher of (a) the rate of interest most recently announced by the Lender as its "prime rate" and (b) the Federal Funds rate most recently determined by the Lender plus one half of one percent (0.50%). At December 31, 2018, there were no outstanding borrowings. For the year ended December 31, 2018, the Partnership was charged for usage fees for which the unpaid balances are included in Payables to related parties on the Partnership's statement of financial condition.

These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

9. Revenue from Contracts with Customers

There was no material impact as a result of applying the new revenue recognition standard, as codified within ASU Topic 606, to the Partnership's statement of financial condition for the year ended December 31, 2018.

Contract Balances – The timing of the Parnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers of $563 and $1,218 at December 31, 2018 and January 1, 2018, respectively. The Partnership had no impairments related to these receivables during the year ended December 31, 2018.

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized.

At December 31, 2018, there was no capitalized costs recorded to fulfill contracts.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition (continued)

December 31, 2018

(In Thousands)

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.